

April 17, 2013

Via E-mail
Mr. Christopher A. Wolking
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, Indiana 47708

> **Re:** **Old National Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-15817**

Dear Mr. Wolking:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K Filed for the Period Ended December 31, 2012

Item 6. Selected Financial Data, page 25

1. Please revise in future filings to disclose the asset quality coverage ratios of "the allowance for loan losses to nonaccrual loans" reflective of both non-covered and covered loans. Similar disclosures should be made in the Asset quality table on page 46. These disclosures should be supplemented by a narrative discussion which addresses the specific reasons for the changes in the coverage ratios between the periods presented. This information should be provided supplementally as well.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 27

2. Please revise future filings, to supplement your disclosure of the impact, of the accretion associated with the purchased assets, in dollar terms on net interest income for the periods presented.

3. We note your disclosure that if a purchased credit impaired (i.e. PCI) loan is subsequently modified, and meets the definition of a troubled debt restructuring (i.e. TDR), it will be removed from PCI accounting and accounted for as a TDR only if the PCI loan was being accounted for individually and not within a pool. Please address the following:

    *   Tell us whether the loans, which were subsequently modified and accounted for as a TDR, were either acquired in an FDIC or non-FDIC transaction and the related amounts;

    *   Tell us the amount of loans acquired in both FDIC and non-FDIC related transactions which are accounted for individually or in pools;

    *   Explain to us your accounting for removing loans from being accounted for under PCI accounting (i.e. acquired under both FDIC and non-FDIC transactions) and subsequently accounting for the modified loans as a TDR; and

    *   Explain to us how you determine whether the modified loan previously accounted for under PCI accounting meets the accounting requirements of a TDR in both types of transactions.

    In your response, you should reference the authoritative accounting literature being followed.

Consolidated Statement of Cash Flows, page 68

4. Please tell us where you have reflected the activity from the proceeds from the sales and leaseback transactions in the statement of cash flows.

5. Further, please explain to us the nature of your sale-leaseback transactions and, with reference to authoritative literature, your related accounting policies.   Please address the nature of properties subject to sale leaseback transactions, the nature of the items included in sales-leaseback proceeds, why sale treatment is appropriate and how profits and losses are determined and recognized. Also address whether these transactions include repurchase options.

Notes to Consolidated Financial Statements

Note 3 – Investment Securities, page 82

6. We note that during the third quarter of 2012, approximately $46.1 million of state and political subdivision securities were transferred from the held-to-maturity portfolio to the available-for-sale portfolio due to changes in circumstances associated with the Office of Management and Budget's report outlining sequestration and the implications for taxable

Build America Bonds. Please provide us with sufficient additional information to enable us to understand the basis under ASC 320-10-25 paragraphs 6 and 9 for the transfer.

Note 6 – Covered Loans, page 102

7. For each reporting period presented, please revise future filings, to include a rollfoward of loans accounted for under ASC 310-30 which reconciles the contractual receivable to the carrying amount. The revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

Note 23- Segment Information, page 133

8. We note the disclosure that the Community Banking segment recorded a recapture of $5.5 million of provision expense in 2012 while the "Other" segment recorded a provision of $10.5 million resulting in a net loan loss provision in 2012 of $5 million. Please explain to us the nature of the businesses within the "Other" segment and the reasons for the significant increase in the loan loss provision in both 2011 and again in 2012. Further, provide us with sufficient information which addresses why you booked the above noted recapture of the loan loss provision within the "Community Banking" segment in 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan

Senior Assistant Chief Accountant